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                           June 22, 2020

       Kevin C. Sagara
       Chairman and Chief Executive Officer
       San Diego Gas & Electric Company
       8326 Century Park Court
       San Diego, California 92123

                                                        Re: San Diego Gas &
Electric Company
                                                            Registration
Statement on Form S-3
                                                            Filed June 15, 2020
                                                            File No. 333-239178

       Dear Mr. Sagara:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Michael E. Sullivan